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Sam Hyde

Sam Hyde	
 Hyde in 2013	
Pseudonym	The Candyman
Birth name	Samuel Whitcomb Hyde
Born	April 15, 1985 Fall River, Massachusetts, U.S.
Medium	Stand-up · television · YouTube
Education	Carnegie Mellon University Rhode Island School of Design (BFA)
Years active	2007 – present
Genres	Sketch comedy · anti-comedy · political satire · shock humor · surreal humor · post-irony
Subject(s)	American politics · pop culture

Samuel Whitcomb Hyde (born 1985) is an American comedian, boxer and a co-founder of sketch comedy group Million Dollar Extreme alongside Nick Rochefort and Charls Carroll. Hyde is the producer of series such as World Peace and Fishtank.

Hyde is known for his involvement in several public pranks and internet hoaxes, and incorporation of anti-semitic, racist, and homophobic rants in his comedy routines.[1] Hyde's transgressive style has garnered significant public controversy, due to association with the alt-right.[2][3]

Life and career

Hyde grew up and spent most of his time in Providence. Hyde enrolled at Carnegie Mellon University for one year before transferring to the Rhode Island School of Design,[4] where he graduated in 2007.

In August 2016, *Million Dollar Extreme Presents: World Peace*, a television program Hyde co-wrote and acted in along with the other members of MDE, premiered on Adult Swim.[5] Four months later, it was announced that *World Peace* would not be renewed for a second season. Hyde alleged that the show was cancelled due to his vocal support for Donald Trump.[6]

In a December 2016 interview with *The Hollywood Reporter* in the aftermath of his series' cancellation, when questioned if he held a bias towards minorities, Hyde replied: "No, I wouldn’t say that. I would say that I’m probably as racist or as biased as the average regular white guy or the average regular black guy."[7]

In 2017, Hyde pledged $5,000 towards the legal defense fund of Andrew Anglin, the founder and editor of neo-Nazi website *The Daily Stormer*.[8] The Southern Poverty Law Center sued Anglin for allegedly organizing a "troll storm" against a Jewish woman in Montana. When Matt Pearce of the *Los Angeles Times* questioned Hyde about the donation, Hyde asked Pearce if he was Jewish and went on to say that $5,000 was "nothing" to him. Hyde also stated: "Don't worry so much about money. Worry about if people start deciding to kill reporters. That's a quote. For the reason why, you can say I want reporters to know I make more money than them, especially Matt Pearce."[9]

Hyde has been open about his interest in boxing and helped train Jewish-Canadian YouTuber Harley Morenstein for iDubbbz's charity boxing event *Creator Clash*. On

August 27, 2022, Hyde made his boxing debut, defeating Australian social media star James "IAmThmpsn" Thompson during the *2 Fights 1 Night* event.[10]

In April 2023, Hyde launched his live reality TV web show *Fishtank*, where eight contestants cohabitate and interact with viewers in real time.[11]

Pranks

Hyde lampooned the American anime fandom in 2012 when he delivered a spurious presentation titled "Samurai Swordplay in a Digital Age" under the pseudonym "Master Kenchiro Ichiimada" at a convention in Vermont. During the presentation, an MDE affiliate blocked the exit to bar attendees from leaving Hyde's hour-long performance.[12] Similarly in 2013, Hyde, while dressed in a maroon-colored sweatsuit and clad in hoplite-esque breastplate and greaves, delivered a prank TEDx talk titled "2070 Paradigm Shift" at Drexel University.[13] The talk, described by *Forbes* as a satiric impersonation of a "Brooklyn tech hipster," received significant media attention[13][14] and praise from *The Washington Post*.[15] When asked about the intent of the prank, Hyde stated his dislike for TED talks, calling them "really self-congratulatory."[16] In 2014, Hyde started a fake Kickstarter campaign to crowdfund the creation of a "pony dating simulator" for bronies, the adult male fans of the children's television show *My Little Pony: Friendship is Magic*.[13] The Kickstarter page said the simulator would comprise "a journey that spans multiple continents" and include "deep RPG elements."[17] Devotees of the show who ostensibly took the project seriously pledged a total of $4,161 to the fundraiser before Hyde cancelled it.[13][17]

Shooting and terrorism hoaxes



Sam Hyde in 2016. This and similar photos have been used by internet trolls when reporting Hyde as the perpetrator of mass shootings and terrorist attacks.

Since 2015, Hyde has been frequently misreported as the perpetrator of numerous mass shootings and terrorist attacks by internet trolls on websites such as 4chan and Twitter.[13][18] The hoaxes, which typically included photos of Hyde brandishing a semi-automatic weapon and with a slightly altered name to appear more "authentic", reappeared so often on social media that *The New York Times* characterized "Sam Hyde is the shooter" as "an identifiable meme."[19]

The first instance of the prank was the 2015 Umpqua Community College shooting. CNN mistakenly included Hyde's image on their coverage of the shooting.[20] Hyde was also labelled as the perpetrator in high profile shootings such as the Orlando Night Club shooting,[21][22] Sutherland Springs church shooting (where he was misidentified by Representative Vicente Gonzalez)[23] and the Las Vegas shooting in 2017.[20] Hyde has also been erroneously blamed for many other small scale and large shootings.[a] Hyde's image was shared across social media as being the driver of the car in Waukesha, Wisconsin, that drove into a Christmas parade in November 2021.[28] In February of 2022, an edited image of Hyde was misidentified as the "Ghost of Kyiv" (a Ukrainian fighter pilot who supposedly shot down six Russian planes on February 24, 2022) in popular social media posts including that of Representative Adam Kinzinger.[29] The alleged pilot was given Ukrainian style names 'Сем Гайденко' [Sam Haydenko] or Samuyil Hyde.[30] The 2022 Buffalo shooter also claimed the image of Hyde as his own in his manifesto.[31] In July 2022, multiple popular posts on social media falsely labelled Hyde as the gunman in the assassination of former Japanese Prime Minister Shinzo Abe.[32] An edited image depicting Hyde as a woman was used to falsely identify Hyde as a mass shooter in the 2023 Covenant School shooting under the pseudonym of Samantha Hyde.[33]

Boxing career

Creator Clash Training

During the weeks prior to Creator Clash, in-between training sessions with his coach Jessy Thompson, Harley Morenstein of Epic Meal Time conducted sparring sessions with Hyde in a parking lot in Rhode Island.[34][35] The training session with Hyde was documented in a four part vlog documentary uploaded to the Epic Meal Time channel in the leading up to his fight against Arin Hanson of Game Grumps. On May 14, 2022, Morenstein defeated Hanson by TKO in the second round.

Hyde later went on to train comedy rapper Tyler Cassidy for his match against Chris Ray Gun for the second Creator Clash, scheduled for April 15, 2023. Weeks prior to the event, Cassidy was removed from the lineup of fighters, with William Haynes taking his place, sparking controversy and boycotts from fans of both Hyde and Cassidy.[36] Cassidy accused iDubbbz of removing him from the card due to personal grudges against Hyde that stem from the filming of the documentary "Getting Away With It",[37] which was later confirmed in a video uploaded by iDubbbz titled "Addressing the Froggy Fresh Drama". In it, he criticizes Hyde for relentlessly trolling him, his wife Anisa Jomha, and other influencers who have fought on Creator Clash, such as Nathan Barnatt.

Hyde vs. Thompson

Signing onto Happy Punch Promotions, Hyde was announced to make his boxing debut on KSI's "2 Fighters, 1 Night" undercard against Australian TikTok violinist, James "IAmThmpsn" Thompson.[10] Throughout the fight week press conferences, Hyde donned Irish persona dubbed "The Candyman", in which Hyde would talk in a thick Irish accent, wear bizarre Irish-related clothing, reading candy-centric poems written to intimidate Thompson, and entertain audiences and the media to generate hype for the match. On August 27, 2022, Hyde defeated Thompson in the third round by TKO. After the fight, Hyde called out left-wing Twitch streamer Hasan Piker by threatening to murder him at his house, while remaining in-character as the Candyman, saying "I am going to stalk him and become obsessed with him, and wear his makeup, and his dresses, and use his skin as a coat like the ancient Irish did."[34]

Boxing record

1 fight	1 win	0 losses
By knockout	1	0

No.	Result	Record	Opponent	Type	Round, time	Date	Location	Notes
1	Win	1–0	IAmThmpsn	TKO	3 (3), 1:28	Aug 27, 2022	The O2 Arena, London, England	MF–Professional bout

Publications

Books

- *How to BOMB the U. S. Gov't: The OFFICIAL Primo(tm) Strategy Guide to the Collapse of Western Civilization*, with Nick Rochefort and Charls "Coors" Carroll. COM98 LLC (2016). ISBN 0997917601, 978-0997917604.

Filmography

Television

- *Million Dollar Extreme Presents: World Peace* (2016, 6 episodes) – various, screenwriter, producer

Notes

a. [13][18][19][20][24][25][26][27]

References

1. "Sam Hyde: the antisemitic troll making a comeback through influencer boxing" (https://hopenothate.org.uk/2022/09/12/sam-hyde-the-antisemitic-troll-making-a-comeback-through-influencer-boxing/). *HOPE not hate*. September 12, 2022. Retrieved October 7, 2023.
2. Blistein, Jon (December 6, 2016). "Adult Swim Cancels Controversial Show 'Million Dollar Extreme' " (https://www.rollingstone.com/tv-movies/tv-movie-news/adult-swim-cancels-controversial-show-million-dollar-extreme-118787/). *Rolling Stone*. Retrieved October 7, 2023.
3. "The Battle Over Adult Swim's Alt-Right TV Show" (https://www.theatlantic.com/entertainment/archive/2016/11/the-raging-battle-over-adult-swims-alt-right-tv-show/508016/#Correction1). The Atlantic. November 17, 2016. Retrieved May 12, 2017.
4. Bernstein, Joseph (August 25, 2016). "The Alt-Right Has Its Very Own TV Show On Adult Swim" (https://www.buzzfeednews.com/article/josephbernstein/the-alt-right-has-its-own-comedy-tv-show-on-a-time-warner-ne). *BuzzFeed News*. Retrieved September 10, 2020.
5. "Adult Swim Announces New Shows, Specials, and Pilots from John Kraskinski, Brett Gelman, Dan Harmon, and More" (https://web.archive.org/web/20161025004422/http://splitsider.com/2016/05/adult-swim-announces-new-shows-specials-and-pilots-from-john-kraskinski-brett-gelman-dan-harmon-and-more/). *Splitsider*. Archived from the original (http://splitsider.com/2016/05/adult-swim-announces-new-shows-specials-and-pilots-from-john-kraskinski-brett-gelman-dan-harmon-and-more/) on October 25, 2016. Retrieved October 12, 2016.
6. " 'Million Dollar Extreme' creators say Adult Swim canceled their show for supporting Donald Trump" (http://www.foxnews.com/entertainment/2016/12/12/million-dollar-extreme-creators-say-adult-swim-canceled-their-show-for-supporting-donald-trump.html). Fox News. December 12, 2016. Retrieved December 30, 2016.
7. "Sam Hyde Speaks: Meet the Man Behind Adult Swim's Canceled "Alt-Right" Comedy Show (Exclusive)" (https://www.hollywoodreporter.com/news/sam-hyde-speaks-meet-man-behind-adult-swims-canceled-alt-right-comedy-show-954487). *The Hollywood Reporter*. Retrieved August 15, 2018.
8. "Neo-Nazi website raises $150,000 to fight Southern Poverty Law Center lawsuit" (https://www.latimes.com/nation/la-na-daily-stormer-20170602-story.html). *Los Angeles Times*. June 7, 2017.
9. "Neo-Nazi website raises $150,000 to fight Southern Poverty Law Center lawsuit" (https://www.latimes.com/nation/la-na-daily-stormer-20170602-story.html). *Los Angeles Times*. June 7, 2017.
10. "KSI vs. Swarmz undercard: Complete list of fights before main event in 2022 YouTube boxing match" (https://www.sportingnews.com/us/boxing/news/ksi-vs-swarmz-undercard-complete-list-fights-2022-youtube-boxing-match/fstfjhe0cvzlkaydsw8hkuij). The Sporting News. August 24, 2022. Retrieved March 27, 2023.
11. "Fishtank" (https://www.fishtank.live/).
12. "GamerGate's Archvillain Is Really A Trolling Sketch Comedian" (https://www.buzzfeed.com/josephbernstein/gamergates-archvillain-is-really-a-trolling-sketch-comedian). *BuzzFeed*. February 24, 2015. Retrieved July 17, 2017.
13. "How 4chan Tricked The Internet Into Believing This Comedian Is A Mass Shooter" (https://www.forbes.com/sites/fruzsinaeordogh/2016/06/02/explaining-the-sam-hyde-as-mass-shooter-meme/#5a0e4daf8d90). *Forbes*. Retrieved October 12, 2016.
14. "Comedian Gives Ridiculous Prank TED Talk" (http://www.businessinsider.com/comedian-sam-hydes-prank-ted-talk-2013-10). *Business Insider*. Retrieved October 12, 2016.
15. Petri, Alexandra (October 13, 2013). "The most glorious TED Talk takedown you will witness before 2070" (https://web.archive.org/web/20131017080506/https://www.washingtonpost.com/blogs/compost/wp/2013/10/14/the-most-glorious-ted-talk-takedown-you-will-witness-before-2070/). *The Washington Post*. Archived from the original (https://www.washingtonpost.com/blogs/compost/wp/2013/10/14/the-most-glorious-ted-talk-takedown-you-will-witness-before-2070/) on October 17, 2013. Retrieved June 7, 2023.
16. "WATCH: TEDx Drexel Got Pranked This Weekend" (http://www.phillymag.com/news/2013/10/06/tedx-prank-philadelphia-drexel-sam-hyde/). *Philadelphia*. October 7, 2013. Retrieved November 18, 2016.

17. "Dark Skyes -- an EPIC brony dating sim (Canceled)" (https://www.kickstarter.com/projects/2110528317/dark-skyes-an-epic-brony-dating-sim). *Kickstarter*. Kickstarter PBC. Retrieved June 26, 2017.
18. "Don't Believe Any Breaking News That Names This Comedian As A Mass Shooter" (https://www.buzzfeed.com/ishmaeldaro/sam-hyde-shooter-hoax). *BuzzFeed*. June 2, 2016. Retrieved August 20, 2016.
19. Bromwich, Jonah (November 6, 2017). "Sam Hyde and Other Hoaxes: False Information Trails Texas Shooting" (https://www.nytimes.com/2017/11/06/us/shooting-texas-hoaxes.html). *The New York Times*. Retrieved November 14, 2017.
20. Bell, Chris (October 2, 2017). "Las Vegas: The fake photos shared after tragedies" (https://www.bbc.com/news/blogs-trending-41467035). BBC News.
21. Hicks, Liza (July 2019). "Watch: Why Sam Hyde Goes Viral After Every Mass Shooting" (https://www.buzzfeed.com/watch/video/86887). *BuzzFeed*. Retrieved June 13, 2023.
22. Abraham, Ellie (March 28, 2023). "Why does a Sam Hyde meme go viral after every mass shooting?" (https://www.indy100.com/viral/sam-hyde-4chan-meme-shootings). *www.indy100.com*. Retrieved June 13, 2023.
23. "WATCH: Rep. Vicente Gonzalez Says Sam Hyde Is Sutherland Springs Shooter" (https://heavy.com/news/2017/11/sutherland-springs-sam-hyde/). *Heavy*. November 5, 2017. Retrieved November 14, 2017.
24. Smith IV, Jack (July 6, 2016). "Neither Robert Kinnison Nor Sam Hyde Killed Alton Sterling in Baton Rouge, Louisiana" (https://mic.com/articles/147901/neither-robert-kinnison-nor-sam-hyde-killed-alton-sterling-in-baton-rouge-louisiana#.ZvOGWRFPj). *mic.com*. Mic. Retrieved August 20, 2016.
25. Smith, Anthony (July 7, 2016). "Piedmont Park Hanging: No, Sam Hyde Did Not Lynch a Black Man in the Atlanta Park" (https://mic.com/articles/148124/piedmont-park-hanging-no-sam-hyde-did-not-lynch-a-black-man-in-the-atlanta-park#.2mfykFICa). *mic.com*. Mic. Retrieved August 20, 2016.
26. Mezzofiore, Gianluca (June 19, 2017). "Never believe any breaking report on Twitter naming this comedian as the attacker" (http://mashable.com/2017/06/19/sam-hyde-shooter-twitter-finsbury-park-london-attack/#HlMja1glY8qo). *Mashable*.
27. "Fake news on YouTube shooting spreads, despite recent efforts to clamp down on misinformation" (https://www.cbsnews.com/news/youtube-shooting-fake-news-hoaxes-social-media/). CBS News. April 3, 2018. Retrieved April 6, 2018.
28. Rahman, Khaleda (November 22, 2021). "Waukesha suspect misinformation spreads as fake photo of SUV driver shared" (https://www.newsweek.com/waukesha-suspect-misinformation-spread-fake-photo-suv-driver-shared-1651834). *Newsweek*. Retrieved November 22, 2021.
29. "Internet hoaxers falsely identify US comic Sam Hyde as 'Ghost of Kyiv' " (https://factcheck.afp.com/doc.afp.com.324P3PK). *Fact Check*. March 8, 2022. Retrieved July 9, 2022.
30. "Fact Check-Comedian Sam Hyde is not the 'Ghost of Kyiv' " (https://www.reuters.com/article/factcheck-ukraine-ghost/fact-check-comedian-sam-hyde-is-not-the-ghost-of-kyiv-idUSL1N2V50Z3). *Reuters*. March 2, 2022. Retrieved March 3, 2022.
31. Reporters, Stephen T. Watson Maki Becker and Dan Herbeck News Staff (May 14, 2022). "Gunman, 18, drove more than 3 hours to Buffalo to commit hate crime, officials say" (https://buffalonews.com/news/local/gunman-18-drove-more-than-3-hours-to-buffalo-to-commit-hate-crime-officials-say/article_f9ef9bac-d3d9-11ec-9eaf-cbcafe308f9c.html). *Buffalo News*. Retrieved May 20, 2022.
32. S., Bechu (July 8, 2022). "Fact Check: Netizens falsely share US comedian's photo as ex-Japanese PM Shinzo Abe's suspected assassin" (https://www.indiatoday.in/fact-check/story/netizens-falsely-share-us-comedian-photo-as-ex-japanese-pm-shinzo-abe-suspected-assassin-1973516-2022-07-08). *India Today*. Thiruvananthapuram.

33. Seitz, Jacob (March 27, 2023). "An old 4chan meme gets new transphobic spin in wake of Nashville mass shooting" (https://www.dailydot.com/debug/sam-hyde-4chan-meme-nashville/). *The Daily Dot*. Archived (https://web.archive.org/web/20230327202636/https://www.dailydot.com/debug/sam-hyde-4chan-meme-nashville/) from the original on March 27, 2023. Retrieved March 27, 2023.
34. "The un-cancellation of Sam Hyde" (https://unherd.com/thepost/the-un-cancellation-of-sam-hyde/). UnHerd. August 31, 2022. Retrieved July 5, 2023.
35. "KSI vs. Swarmz undercard: Complete list of fights before main event in 2022 YouTube boxing match" (https://www.sportingnews.com/us/boxing/news/ksi-vs-swarmz-undercard-complete-list-fights-2022-youtube-boxing-match/fstfjhe0cvzlkaydsw8hkuij). The Sporting News. August 24, 2022. Retrieved March 27, 2023.
36. Tolentino, Daysia (April 11, 2023). "YouTubers square off in the boxing ring for Creator Clash 2" (https://www.nbcnews.com/tech/internet/creator-clash-2-influencer-boxing-live-events-rcna78507). NBC News. Retrieved July 5, 2023.
37. Cadorniga, Callie (March 29, 2023). "Froggy Fresh Will No Longer Be a Part of Creator Clash 2 — What's Going On?" (https://www.distractify.com/p/froggy-fresh-creator-clash). Distractify. Retrieved July 5, 2023.

External links

- Sam Hyde (https://www.imdb.com/name/nm6755567/) at IMDb

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